Protective Life and Annuity Insurance Company

P.O. Box 10648

Birmingham, Alabama 35202-0648

Bradford Rodgers

SVP and Senior Counsel

Writer’s Direct Number: (205) 268-1113

E-mail: brad.rodgers@protective.com

April 22, 2022

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:

Protective Life and Annuity Insurance Company

PLAIC Variable Annuity Account S

Request to Withdraw the Amendment for

Post-Effective Amendment No. 2 to the Registration Statement on Form N-4; File No. 333-240103

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Protective Life and Annuity Insurance Company (the “Company”) and PLAIC Variable Annuity Account S respectfully request that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective immediately, of the Post-Effective Amendment No. 2 to the Registration Statement on Form N-4 (File No. 333-240103) together with all exhibits as filed with the SEC on April 15, 2022 (Accession No. 0001104659-22-046548) (the “Amendment”).

The Amendment was incorrectly filed without a registration cover page. Subsequently, the Company filed Post-Effective Amendment No. 3 with the required registration cover page on April 18, 2022. The Amendment never became effective, and no securities were sold based on the Amendment.

If you have questions regarding this request, please contact the undersigned at the above number.

Sincerely,

/s/ Bradford Rodgers
Bradford Rodgers

cc:   Thomas Bisset